COMMENTS RECEIVED ON 08/21/2025

FROM DANIEL GREENSPAN

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Leveraged Company Stock Fund

POST-EFFECTIVE AMENDMENT NO. 170

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in common stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures).”

“Leveraged companies are companies that issue long-term debt (i.e., debt with a repayment period of greater than one year).”

C:

The Staff notes that we included competing definitions for leveraged companies and asks that we reconcile and only include one definition. The Staff also requests we ensure the definition is sufficient and precise.

R:

To eliminate the inconsistency between the existing disclosure and the new 80% policy, we will revise the second bullet per the mark-up below. Going forward, a definition of “leveraged companies” will only be included as part of the new 80% policy criteria disclosure, which defines “leveraged companies” as “companies that issue long-term debt (i.e., debt with a repayment period of greater than one year).” We believe this definition is sufficiently precise to meet the criteria of Rule 35d-1.

Fund Summary

•

Normally investing primarily in common stocks of ~~leveraged~~ companies ~~(companies~~ that issue lower- and medium-quality debt ~~and other companies with leveraged capital structures)~~.

…

•

Effective December 11, 2025, normally investing at least 80% of the fund's assets in stocks of leveraged companies.

Stocks are a type of equity security that represent an ownership interest in an issuer. Stocks include common stocks (including depositary receipts evidencing ownership of common stock) and preferred stocks.

Leveraged companies are companies that issue long-term debt (i.e., debt with a repayment period of greater than one year).

Effective December 11, 2025, derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.

Investment Details

The Adviser normally invests the fund's assets primarily in common stocks of ~~leveraged~~ companies~~. The Adviser defines leveraged companies as companies~~ that issue lower- and medium-quality debt ~~and other companies with leveraged capital structures~~. The Adviser may also invest the fund's assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). Issuers of lower-quality debt and other companies with leveraged capital structures may be in troubled or uncertain financial condition, and may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.

…

Effective December 11, 2025, the Adviser normally invests at least 80% of the fund's assets in stocks of leveraged companies.

Stocks are a type of equity security that represent an ownership interest in an issuer. Stocks include common stocks (including depositary receipts evidencing ownership of common stock) and preferred stocks.

Leveraged companies are companies  that issue long-term debt (i.e., debt with a repayment period of greater than one year).

Effective December 11, 2025, derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.